Exhibit (a)(5)(xiv)

bhpbilliton

resourcing the future

A future together

BHP Billiton announced in August that it was prepared to invest $40 billion in acquiring PotashCorp—a vote of confidence in Saskatchewan and Canadian economies. We believe that our proposal brings real net benefits to Canada, and specifically to the province of Saskatchewan.

Our company has taken the view that “net benefit” must be felt every day by employees, communities, citizens and governments. In the Northwest Territories, real benefit has been felt from our spending billions of dollars in developing and operating the EKATI diamond mine.

Since operations began in 1999, EKATI has spent 81 percent of its total budget with local Northern suppliers – which equates to $3.4 billion into those businesses. We’ve created over 10,000 jobs and invested $2.9 million in community programs. Our success at EKATI exceeds the initial estimates of our total economic benefit to the Territory and to Canada.

BHP Billiton is willing to commit substantial resources to a province and a country that it believes is a welcome place to invest. We are ready to underline our commitment with substantial undertakings on jobs, taxes, investment and community spending that will create immediate benefits for the people of Saskatchewan.

BHP Billiton would be honoured to be entrusted with the stewardship of Saskatchewan’s valuable potash resource on behalf of Saskatchewanians and to grow potash industry revenue for the province. We’re building a platform for sustainable growth and a better future.

BHP Billiton and Saskatchewan. A future together.

Learn more about us at bhpbilliton.com